UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 07 March 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND MAJOR SUBSIDIARIES.

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr PA Schmidt, a director of Gold Fields Limited, Mr KFL Moabelo, a director of a major subsidiary Gold Fields Operations, Mr R Weston, a director of a major subsidiary Gold Fields Australasia Limited, and Ms TL Harmse, Company Secretary of Gold Fields Limited, sold all or some of their shares which were awarded to them in terms of The Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2012 Plan, as amended.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company's performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 300% of the conditional award

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above 2005 scheme
Transaction Date	05 March 2014
Number of Shares	37,510
Class of Security	Ordinary Shares
Market Price per Share	R40.5889
Total Value	R1,522,489.64
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	KFL Moabelo
Nature of transaction	On market sale of shares in terms of the above 2005 scheme

Transaction Date	05 March 2014
Number of Shares	6,414
Class of Security	Ordinary Shares
Market Price per Share	R40.5889
Total Value	R260,337.20
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	KFL Moabelo
Nature of transaction	Off market acquisition of shares in terms of the above 2005 scheme
Transaction Date	05 March 2014
Number of Shares	8,859
Class of Security	Ordinary Shares
Market Price per Share	R41.0241
Total Value	R363,432.50
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	R Weston
Nature of transaction	On market sale of shares in terms of the above 2005 scheme
Transaction Date	05 March 2014
Number of Shares	23,990
Class of Security	Ordinary Shares
Market Price per Share	R40.5889
Total Value	R973,727.71
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	R Weston
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	05 March 2014
Number of Shares	13,391
Class of Security	Ordinary Shares
Market Price per Share	R40.5889
Total Value	R543,525.96
Vesting Period	Bonus shares vest in equal parts on 12 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

	TL Harmse
Nature of transaction	On market sale of shares in terms of the above 2005 scheme
Transaction Date	05 March 2014
Number of Shares	1,522
Class of Security	Ordinary Shares
Market Price per Share	R40.5889
Total Value	R61,776.30
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	TL Harmse
Nature of transaction	Off market acquisition of shares in terms of the above 2005 scheme
Transaction Date	05 March 2014
Number of Shares	2,102
Class of Security	Ordinary Shares
Market Price per Share	R41.0241
Total Value	R86,232.66
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

06 March 2014
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 07 March 2014

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer